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                             July 14, 2023

       John Sutton
       Chief Executive Officer
       Mansion Collection I LLC
       628 W. Morehead Street
       Charlotte, NC 28208

                                                        Re: Mansion Collection
I LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 7, 2023
                                                            File No. 024-12297

       Dear John Sutton:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Jeanne Campanelli, Esq.